                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


             [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934
                      FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                          OR

             [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934



                         COMMISSION FILE NUMBER 1-13933



                           A. Full title of the Plan:

 VLASIC FOODS INTERNATIONAL INC. SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                         VLASIC FOODS INTERNATIONAL INC.
     VLASIC PLAZA, SIX EXECUTIVE CAMPUS, CHERRY HILL, NEW JERSEY 08002-4112
                         TELEPHONE NUMBER: 856-969-7100

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator and
Participants of Vlasic Foods International Inc.
Savings and 401(k) Plan for Salaried Employees


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Vlasic Foods International Inc. Savings and 401(k) Plan for Salaried Employees (the "Plan") at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999 and for the period from March 30, 1998 (inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/  PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
June 27, 2000

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                            DECEMBER 31,
                                                         1999          1998
                                                        -------       -------
ASSETS:

  Investment in Master Trust, at fair value             $45,100       $48,417
                                                        -------       -------
LIABILITIES:

  Payable to other qualified plan                       $   617       $    --
  Excess contributions refundable to participants            77            --
                                                        -------       -------
   Total liabilities                                        694            --
                                                        -------       -------

     Net assets available for benefits                  $44,406       $48,417
                                                        =======       =======

   The accompanying notes are an integral part of these financial statements.

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    FOR THE YEAR ENDED DECEMBER 31, 1999 AND
         THE PERIOD FROM MARCH 30, 1998 (INCEPTION) TO DECEMBER 31, 1998
                                 (IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                 YEAR ENDED     PERIOD ENDED
                                                                DECEMBER 31,    DECEMBER 31,
                                                                    1999            1998
                                                                ------------    ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Plan's share of investment income of Master Trust:
   Net appreciation (depreciation) in fair value
     of investments                                               $ (7,591)       $   (149)
   Interest and dividends                                            2,257           1,280
                                                                  --------        --------
                                                                    (5,334)          1,131
                                                                  --------        --------
  Contributions:
   Participants                                                      3,521           2,245
   Employer                                                            870             544
                                                                  --------        --------
                                                                     4,391           2,789
                                                                  --------        --------
  Transfer from Campbell Soup Company Savings and 401(k)
   Plan for Salaried Employees                                          --          45,988
  Transfer from Vlasic Foods International Inc. Savings and
   401(k) Plan for Hourly-Paid Employees                                30               7
                                                                  --------        --------
                                                                      (913)         49,915
                                                                  --------        --------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants                                      2,434           1,495
  Transfer to other qualified plan                                     661              --
  Loan administration fees                                               3               3
                                                                  --------        --------
                                                                     3,098           1,498
                                                                  --------        --------
   Net increase (decrease)                                          (4,011)         48,417

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                                               48,417              --
                                                                  --------        --------
  End of period                                                   $ 44,406        $ 48,417
                                                                  ========        ========

   The accompanying notes are an integral part of these financial statements.

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     On March 30, 1998, Campbell Soup Company distributed one share of Vlasic Foods International Inc. common stock to shareowners of Campbell for every ten shares of Campbell capital stock held at the record date in a tax-free distribution (the "spin-off"). At the time of the spin-off, Vlasic began operations as a separate independent publicly-owned company. In connection with the spin-off, Campbell contributed the following businesses: Swanson frozen foods in the United States and Canada, Vlasic retail and food service pickles and condiments in the United States, Open Pit barbecue sauce in the United States, Campbell's mushrooms in the United States, Freshbake and non-branded frozen foods in the United Kingdom, SonA and Rowats pickles and beans in the United Kingdom, Swift and non-branded processed beef in Argentina and Kattus gourmet foods distribution in Germany. In connection with the spin-off, an independent savings and retirement plan was created for salaried employees named the Vlasic Foods International Inc. Savings and 401(k) Plan for Salaried Employees (the "Plan"). The Plan was intended to replace the benefits provided under the Campbell Soup Company Savings and 401(k) Plan for Salaried Employees (the "Campbell Plan") for those participants who became Vlasic employees at the time of the spin-off. The Plan was effective as of the spin-off date, March 30, 1998.

     On April 9, 1998, plan assets of approximately $45,988,000, representing participant account balances, were transferred from the Campbell Plan. As a result of the spin-off, units in the Campbell Stock Fund held in participants' accounts in the Campbell Plan were converted into both units in the Campbell Stock Fund and units in the Vlasic Stock Fund and transferred to the Plan. Participants may elect to continue holding units in the Campbell Stock Fund and units in the Vlasic Stock Fund in their accounts, or participants may elect to liquidate all or a portion of the units and reinvest the proceeds in any other investment fund. However, no future contributions or investment transfers may be made to the Campbell Stock Fund. Dividends paid on Campbell stock will be reinvested in the Vlasic Stock Fund.

     During 1999, the Kattus gourmet foods distribution business in Germany and the Swift Argentine beef business were sold. There was no impact to the net assets available for benefits or the changes in net assets available for benefits of the Plan as a result of these divestitures.

     GENERAL
     The Plan is a defined contribution plan covering salaried employees at substantially all of Vlasic's domestic locations. It is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Document for a more complete description of the Plan's provisions and definition of terms.

     ELIGIBILITY
     Any employee who was a participant in the Campbell Plan at the spin-off date became a participant in the Plan. Employees hired after the spin-off who are scheduled to work not less than 1,000 hours in any given year are eligible to participate in the Plan upon their hire date.

     CONTRIBUTIONS
     Participants authorize payroll deductions, which are contributed to the Plan and credited to their individual accounts. Contributions are limited to a before-tax maximum of 10% or a post-tax maximum of 10%, or a combined maximum of 15% of a participant's compensation, in multiples of 1%. However, in accordance with the Internal Revenue Code, the amount of a participant's before-tax contribution for calendar years 1999 and 1998 was limited to $10,000. Participants may also contribute amounts representing rollovers from other qualified plans.

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     CONTRIBUTIONS (CONTINUED)
     Vlasic makes matching contributions in the amount of 50% of all participant contributions up to 5% of the participant's compensation beginning after one full year of service. Vlasic matching contributions are invested in the same funds as the participant's contributions. Vlasic, at its discretion, may also make additional contributions.

     PARTICIPANT ACCOUNTS
     Each participant's account is credited with the participant's contributions and allocations of Vlasic's matching contributions and Plan earnings. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING
     Participants are immediately and fully vested in their contributions plus actual earnings on their contributions. Vesting in the Vlasic matching contribution portion of their accounts plus actual earnings on Vlasic's matching contribution is based on the following:

                COMPLETED
             YEARS OF SERVICE                        VESTING
             One year                                  20%
             Two years                                 40%
             Three years                               60%
             Four years                                80%
             Five years or more                       100%

     Years of service include periods of employment with Campbell Soup Company for those participants who became Vlasic employees at the time of the spin-off.

     INVESTMENT OPTIONS
     Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following investment options.

     Vlasic Stock Fund. Funds are invested in Vlasic Foods International Inc. common stock, with a small portion invested in short-term money market instruments for liquidity.

     Managed Income Portfolio. Funds are invested in an open-end commingled pool managed by Fidelity Investments which invests in short- and long-term investment contracts issued by insurance companies, banks, and other financial institutions.

     Retirement Money Market Portfolio. Funds are invested in shares of a registered investment company managed by Fidelity that invests in high quality, U.S. dollar denominated money market instruments of domestic and foreign issuers.

     Equity Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests mainly in dividend-paying common and preferred stocks.

     Spartan U.S. Equity Index Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests primarily in common stocks included in the Standard & Poor's 500 stock index.

     Magellan Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks of large corporations as well as lesser known companies.

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     INVESTMENT OPTIONS (CONTINUED)

     Growth Company Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks with emerging or established growth potential.

     International Growth & Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests primarily in foreign securities.

     Asset Manager Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in equities, bonds and money market instruments in both the domestic and foreign markets.

     In addition to the above investment options, the Plan also permits funds to remain invested in the Campbell Stock Fund. These funds are invested in Campbell Soup Company common stock, with a small portion invested in short-term money market instruments for liquidity.

     PARTICIPANT LOANS
     Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 4.5 years. Loans are secured by the balance in a participant's account and bear interest at two points above the prime rate in effect on the first business day of the calendar quarter in which the loan was originated. Principal and interest are paid ratably through payroll deductions.

     PAYMENT OF BENEFITS
     Participants with five continuous years of participation in the Plan may withdraw, once in a calendar year, all or a portion of their account balance, except the portion attributable to their before-tax account balance. Participants age 59 -1/2 or older may withdraw all or a portion of their vested account balance. Participants under age 59 -1/2 may withdraw from their before-tax vested account balance without penalty only if immediate and heavy financial hardship is demonstrated.

     Upon termination of employment, participants under age 55 will receive a lump sum amount equal to the vested value of their account. Participants have the option to leave their account in the Plan if the balance is greater than $5,000. Participants age 55 or older may receive distributions in the form of a lump sum or in periodic installments.

     FORFEITED ACCOUNTS
     At December 31, 1999 and 1998, forfeited Vlasic matching contributions in nonvested accounts totaled approximately $11,000 and $3,900, respectively. These accounts are used to reduce future Vlasic matching contributions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements have been prepared on the accrual basis of accounting.

     FINANCIAL STATEMENT PRESENTATION
     The Plan adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. " Accordingly, certain 1998 amounts have been reclassified to conform to the current year presentation.

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     MASTER TRUST PARTICIPATION
     The Plan participates in the Vlasic Foods International Inc. Savings and 401(k) Plans Master Trust. The Master Trust combines, for administrative purposes, the assets of the Plan and those of other defined contribution plans of Vlasic within the United States. Each plan has a specific interest in all assets, liabilities, net investment gains and losses, and administrative expenses of the Master Trust. Fidelity Management Trust Company is the trustee of the Master Trust.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     The Plan's interest in the Master Trust is stated at fair value. For purposes of determining the fair value of the underlying assets of the Master Trust, shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year end. The collective trust fund (Managed Income Portfolio) is valued at cost, which approximates fair value. The fair value of the Vlasic Stock Fund and the Campbell Stock Fund approximates the market value. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

     PLAN EXPENSES
     Certain administrative expenses of the Plan are paid by Vlasic.

     USE OF ESTIMATES
     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   LIABILITIES

     Amounts payable to other qualified plans of approximately $617,000 at December 31, 1999 represent account balances of individuals who were not participants in this Plan but had been included at inception. Such balances will be transferred to the appropriate qualified plan.

     The Plan is subject to certain contribution limits for highly-compensated participants as defined by the Internal Revenue Code. Calculations performed subsequent to the Plan year-end indicated that excess contributions refundable to participants amounted to approximately $77,000 as of December 31, 1999. There were no excess contributions refundable to participants as of December 31, 1998.

4.   TAX STATUS

     The Internal Revenue Service has determined and informed Vlasic by letter dated October 8, 1999, that the Plan is designed in accordance with applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes is required in the accompanying financial statements.

5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds and a collective trust fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

6.   PLAN TERMINATION

     Although Vlasic has not expressed any intent to do so, Vlasic has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.   MASTER TRUST

     The net assets available for benefits of the Master Trust at December 31, 1999 and 1998 were as follows (in thousands):

     (in thousands)                                DECEMBER 31,
                                                1999          1998
                                               -------       -------
     ASSETS:

       Investments, at fair value              $62,969       $69,463
                                               -------       -------

       Net assets available for benefits       $62,969       $69,463
                                               =======       =======

       Plan's interest in Master Trust         $45,100       $48,417
                                               =======       =======

The Plan's interest in the net assets available for benefits of the Master Trust is determined based upon the specific allocation of the assets in the Master Trust identified by each participating plan.

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     The following summarizes the changes in net assets available for benefits for the year ended December 31, 1999 and the period from March 30, 1998 (inception) to December 31, 1998:

(in thousands)                                                  CHANGES IN NET ASSETS
--------------
                                                              YEAR ENDED    PERIOD ENDED
                                                             DECEMBER 31,   DECEMBER 31,
                                                                 1999           1998
                                                             ------------   ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
   Net appreciation (depreciation) in fair value
     of investments                                            $(12,668)       $    47
   Interest and dividends                                         3,078          1,755
                                                               --------        -------
                                                                 (9,590)         1,802
                                                               --------        -------
  Contributions:
   Participants                                                   5,845          4,124
   Employer                                                       1,906          1,239
                                                               --------        -------
                                                                  7,751          5,363
                                                               --------        -------
  Transfer from Campbell Soup Company Savings and 401(k)
   Plans                                                             --         66,743
                                                               --------        -------
                                                                 (1,839)        73,908
                                                               --------        -------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants                                   4,590          4,430
  Transfers to other qualified plans                                 44             --
  Loan administration fees                                           21             15
                                                               --------        -------
                                                                  4,655          4,445
                                                               --------        -------
   Net increase (decrease)                                       (6,494)        69,463

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                                            69,463             --
                                                               --------        -------
  End of period                                                $ 62,969        $69,463
                                                               ========        =======

     The following represents investments that are 5 percent or more of the Master Trust's net assets:

                                         DECEMBER 31,
(in thousands)                        1999          1998
--------------                       -------       -------
Vlasic Stock Fund                    $ 4,904      $ 7,725
Campbell Stock Fund                   20,989       35,583
Fidelity Magellan Fund                10,382        7,054
Fidelity Equity Income Fund            6,044        5,521
Fidelity Growth Company Fund           7,922        3,858
Spartan U.S. Equity Index Fund         4,120        2,702(*)

     * was not greater than 5 percent of net assets.

                         VLASIC FOODS INTERNATIONAL INC.

                 SAVINGS AND 401(k) PLAN FOR SALARIED EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

      During the year ended December 31, 1999 and the period ended December 31, 1998, the Master Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                              YEAR ENDED    PERIOD ENDED
                              DECEMBER 31,  DECEMBER 31,
      (in thousands)             1999          1998
                              ------------  ------------
      Common stock funds       $(17,576)       $(752)
      Mutual funds                4,908          799
                               --------        -----

                               $(12,668)       $  47
                               ========        =====

8.   SUBSEQUENT EVENT

     On January 31, 2000, Vlasic sold its fresh mushroom business in the United States, Vlasic Farms, Inc. There were approximately 120 Vlasic Farms,
     Inc. employees participating in the Plan as of December 31, 1999. The terminated employees participating in the Plan may retain their existing account balance or rollover the funds to another qualified plan.

                                    SIGNATURE



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                           VLASIC FOODS INTERNATIONAL INC.
                                           SAVINGS AND 401(k) PLAN FOR SALARIED
                                           EMPLOYEES




     Date:  June 28, 2000                  By:      /s/ Joseph Adler
                                               --------------------------------
                                                        Joseph Adler
                                                     Plan Administrator

                                INDEX TO EXHIBITS


             EXHIBIT                                          PAGE
             -------                                          ----

     1.      Consent of Independent Accountants                13